Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Absolute Return Podcast Interview

Participants:

•	Julian Klymochko, Absolute Return Podcast

•	Michael Kesslering, Absolute Return Podcast

•	Matt Roberts, Vacasa

Julian Klymochko: Pleased to welcome Vacasa CEO Matt Roberts to the show, and Matt I was going through the investor presentation, and man, do I need a vacation! Some of your properties, especially the ones in Florida that I saw, just like absolutely fantastic, I’m sure they’d be great to stay in. But unfortunately trapped in the office these days. How about we kick off the podcast talking about you and your background, I went through a bit of your profile and noticed you started at PwC, audit, bean counter but then you moved up to the CFO position. E-LOAN, then CFO at OpenTable and you progressed at that company, CEO, Chairman, a successful exit there. Now CEO at Vacasa, how did you make that transition and do you want to just talk about your career in general, what brought you to where you're at today?

Matt Roberts: Sure. I haven't heard the bean counter thing in a long time, uh… So, the uh, the most recent, uh, part of my career is obviously what I'm doing today, which is running Vacasa. Uh, I was on the board, I joined Vacasa’s board in 2018 and when we were expanding a search for a new CEO, uh, then basically uh, I decided I'll come in for a period of time on an interim basis and then the global health pandemic hit. So, uh, that plan changed pretty dramatically and I became sort of permanent CEO um, during the pandemic. So and then prior to that, OpenTable, had a great time, what an awesome company to run. Very much a beloved brand adding a lot of value to our customers and to the diners and I think one of the things is so appealing about Vacasa for me in terms of initially joining the board and then subsequently decided to, you know, to step into the CEO role is, how many parallels I saw in terms of how when you focus on a local supply problem to solve, you're really able to create a very valuable business that has very, you know, great growth characteristics and a lot of defensibility to it. So that, that's kind of like a little bit of a rollforward of my career uh, to, to today.

Julian Klymochko: Sounds like a bit of a seamless transition despite being initially on an interim basis, but coming from OpenTable CEO to now CEO, Vacasa. I was wondering if you could touch on and describe the business in general, I note that you describe it as the leading vacation rental management platform in North America. Can you talk to us about how it makes money?

Matt Roberts: Sure. So what we do is, is have a different focus than what maybe some of the brands that you’re more familiar with which are the larger OTAs, who are very much focused on the demand side of the equation, marketing to generate guest demand. We're very much uh, identifying the pain point for the overall ecosystem is in the supply. There's not enough nights for people to rent, there's a lot of people that want to rent. So we set out to build a platform uh, that's technology foundation but enables these services that let a homeowner that is wanting to decide to start to rent - we do everything that's necessary. So literally a homeowner can just hand us the keys, book the nights they want to use for personal use, and we write him a check. Uh, and our solution is aimed towards three different people really, people that have purchased a home that have never rented before. Over 20% of our new sales are people who never rented before, because we just make it so much easier for them to start renting that they're new to the whole system. The other is somebody that uses smaller property manager uh, or they did it themselves. So those are the three different ways. And in each case we just fundamentally make more money for homeowners. I mean I think our core value proposition uh, is to make more homeowner, homeowners more money. And we share in that. So our you know, our percentage that we get as a commission on the rent that we generate is roughly in that 25 to 30% rate. And that's what we get paid, so there's a complete alignment of interest. We don't make money unless they make money.

Michael Kesslering: So would it be fair to, first I guess, to - when you're looking at your business model versus say Airbnb, would it be fair to say that they're more of a demand aggregator whereas you're really focused on aggregating the supply? And then as well, could you, you mentioned making more money for homeowners – could you, could you drill down a bit [inaudible] work for the homeowner under your platform versus, say, a competitor platform?

Matt Roberts: Absolutely. So the first thing is, I would agree with your assessment that we're much more focused on the supply aggregation. Uh, and, we built a technology platform that allows that to happen. So at our core we’re a technology company. Because frankly, none of this would make any kind of sense economically if we didn't ground it in a strong, proprietary technology platform. We just wouldn't be able to get the unit economics or the transaction economics to pencil out. Because we built that platform and it has great scale advantage as you grow and for example add density in a market the contribution margin per market expands, it gets easier to sell in a market, it gets lower to, it costs to service it, so it all works. Uh, so yes we're focused on the supply side as compared to, predominantly, as compared to the larger OTAs that are our partners from a distribution perspective. But interesting to note, 35% of this, nights that we sell, are from Vacasa directly. So I think that surprises people because they, the brand isn't from a consumer perspective, as well known as, clearly as a, uh, some of the larger OTAs. Uh, that has grown considerably, that 35% used to be 18% in 2018. Part of the growth is, we just started focusing on it, frankly. Uh, there was always an understanding that supply was the key, and our predominant value proposition was aggregating the supply. So we focused all of our technology development dollars and efforts against building the best-in-class platform to aggregate that supply. But about 18 months ago we decided to start focusing on the demand side of the equation too, and voila, you know, we go from 18% up to already 35% direct. But our number one objective is to make homeowners the most amount of money, and you do that by distributing that availability everywhere. Not only on our site, but also on our distribution partner sites as well, so we are actually very important partners to our distribution channels, we’re actually a significant amount of the number of listings in our top markets, so about 44% of Airbnb’s listings in Destin, Florida are Vacasa. Uh, about a third of Steamboat, Colorado for Vrbo, Vacasa units. But I think the more interesting thing from my perspective is that we create higher performing inventory. And we do that by basically, our yield optimization is very much akin to what airlines do. So that is so much different than the industry historically, because the industry historically has been either you do it yourself, so you don't have the sophisticated tools and technology, or, you work with the local property manager who also has not invested the technology dollars to build the AI engine and the machine learning that we do. We, we post 12 million updates to our algorithm a day.

Julian Klymochko: Wow.

Matt Roberts: We simultaneously A-B test on every single channel, including our own, in real time to eke out basis points improvement in conversion. So this is just a whole different level of yield optimization and you know, yield management, than what exists in the industry, and as a result we make our homeowners more money.

Julian Klymochko: That's a really simple value proposition in terms of making homeowners more money, and I definitely understand the economies of scale, certainly a local property manager wouldn’t be able to have 12 million updates per day. And in the travel business, went through a super tough time with respect to COVID, uh, many in that sector saw their businesses you know, dive bomb in terms of customer demand. But I'm looking through Vacasa's historical financial statements, or the historical, uh, financial results, in terms of revenue and it didn't look like you guys skipped a beat in 2020. How was it going through COVID, how did it affect the business?

Matt Roberts: Well we did, we definitely missed a beat, uh, because markets, some of our markets, closed entirely uh, from a compliance perspective and a regulatory perspective. And also we were not able to add as many properties in 2020 as we would have liked to do, um, because it was just pretty much impossible to be out there selling during the heart of the pandemic. What is interesting is as you noted, we're basically we're probably flat 2020 over 2019 and I think there's very, I'm not sure of another travel company that can say that.

Julian Klymochko: Yeah.

Matt Roberts: So in relative terms for sure, but you know, when we're looking at a percent uh, CAGR for, for annual growth rate, you know, we uh, we, we aspired much better than flat, right.

Julian Klymochko: Right.

Matt Roberts: So, but the pandemic was interesting on two, two levels, uh, in terms of managing through it, it was incredibly challenging, uh, as you can imagine, uh, there was both the economic and also just the, you know, the impact on people's lives. Uh, people were going through a lot of disruption on a personal level, you know, kids staying home having to figure out caregiving situations, being stuck at home, uh, there was, and there was no end in sight, and that was the thing that people in hindsight now, we think oh, there's the vaccine, and, and everything sort of is going to turn out OK. But at the moment, we were talking about still eight to 10 years for vaccine development, and no, no end in sight. And so that was a, the unknown was probably the most difficult thing to deal with for people, and for me personally as a leader, uh, how do you communicate that in a way that helps people, you know, feel like it's all going to be OK. Uh, the interesting thing though, uh, Julian, that I think is, that equally as challenging was the ramp back up. Because it was a light switch. Every market as they opened, they got booked, and we went from having people on furlough to clamoring to get everybody back and actually even add more people than we had before in time to service 4th of July weekend. And that was its own, you know, much better problem to have, but it was, it was a challenge none the, nonetheless. I think that we did take the opportunity to rethink elements of the business that could be more efficient, more effective, uh, just like you should in any, any situation like this, try to figure out ways to get better, and I hope that we did that. Um, I know that this year it sure feels like we, we are benefiting from some of those analytics that we applied to the business during the heart of the pandemic.

Michael Kesslering: And I can just imagine the, even when you talked about the ramp back up, you know, dynamic pricing to be able to price things correctly, all, all historical models would be kind of thrown out. Um, but moving forward as well, you're, you are adding a few, a few new things to the platform, such as a loyalty program, you're adding um, customized guides. Can you talk a little bit about the challenges and opportunity for implementing, um, these initiatives, and, and specifically I guess as well I'd be very curious on the loyalty side, how you foresee that affecting some of your conversion, is that's, that, that obviously seems like something that could really help out in that respect.

Matt Roberts: Yeah, our predominant focus on, on, for the business in general is, is really continuing to scale the platform, meaning add properties, and then more importantly, make sure that those properties are set up for success. Because we don't sell properties, we sell nights. Uh, so we're trying to get the most available nights per property, and then sell those through. So all of our real effort and prioritization from a technology perspective - which is usually where you can find where, what people value the most is where do they spend their tech dollars - is all around, around optimizing, growing and optimizing our, our base of properties and availability. Uh, elements that can deal with the guest experience and then the homeowner experience for sort of adjacencies are also growth opportunities for us, but the main focus is going to continue to be about, you know, how do we make the most revenue possible for our homeowners and service, service them and the guests to the best of our ability. I think some of the loyalty programs and ideas around that are really meant to uh, acknowledge that we have other opportunities to grow the business as we move forward, because we do have the relationship with, with the guests, and we are supporting the end-to-end experience. I mean one of the things that was different about OpenTable is, as much as we solved a really interesting pain point which is picking up the phone and having to dial and get a reservation and we made that seamless and easy, and got a lot of love for that, we weren't the ones that greeted you when you walked into the restaurant. We weren't the ones that ensured that the hospitality that you received was world-class. I mean, we think we, our restaurant partners did a great job, but we didn't control that. Vacasa’s different. We actually have the opportunity to really create a hospitality brand in the short-term vacation rental category, which is characterized by a wide variety of property types, which is its appeal, right, people don't, you know, they don't want it to be all cookie cutter, but they want a consistent experience throughout. Uh, and so that's where we come in and that's where we're applying technology, we can do things like have a guest app where you can do, request a late check out, early check in, if there's anything that you need just message us within the app 24/7. That's very hotel-like in a diverse property type ecosystem.

Julian Klymochko: And you guys seem super busy these days, if dealing with the great reopening wasn't enough work for you, you guys are going public too! So, work on top of work, recently announced going public through a merger with SPAC TPG Pace Solutions, $3.75 billion deal. What do you hope to accomplish in this going public transaction?

Matt Roberts: Well I think uh, it's, as you would imagine, any capital raise is really focused on making sure that we have uh, the adequate amount of capital to fund our ambitions for the, for the company. I mean we're less than 1% penetrated against some pretty massive uh, opportunity, market opportunity. So the main dollars will be spent against, we're going to more than triple our research and development uh, dollars, our technology spend, which is just going to allow even more innovation to surface for our guests and for our homeowners. And uh, we're going to have more capital that we can deploy against our portfolio uh, strategy, which is when we acquire smaller property managers, uh, and also hire more salespeople and spend more on marketing to acquire more properties. So that's, it's really a, a, growth, uh, situation where we, we're so early days, uh, that this capital will just help us to, you know, in many cases, accelerate our growth.

Julian Klymochko: I find it fascinating to hear behind-the-scenes details and insights into the deal process, so I was wondering, how did this deal come about? Uh, are you able to give us any insights into the background?

Matt Roberts: Uh, it's pretty straightforward. Uh, we, we've reached a scale uh, as a business that uh, we are able to be a public company. Uh, I think you need to have, in my opinion and based on my experience running public companies, you need to have a certain scale growth rate and maturity of both the operations team themselves as well as the systems that support uh, running the business. And we were able to, you know, get all of those things done, uh, and check those uh, boxes. And then it's a matter of, you know, what's the most effective way to approach the, the capital markets and bring that money onto the balance sheet? And there's a number of ways, we can, we just clearly had just done a traditional IPO, uh, and ultimately at the end of the day you end up at the same end place, which you have a ticker symbol that's traded uh, on one of the exchanges. Uh, the reason that we're really excited about being able to have done the SPAC process uh, with TPG Pace is, one, structurally, their, their SPAC for example doesn't have any warrants, it's very, uh, it's very issuer friendly in many ways. If you look at what the offering construct is, it looks very much like a traditional IPO. There's only, there's no secondary sales, nobody is selling, uh, it’s all primary uh, shares. It's a relatively low float relative to uh, this, the market cap uh, post-deal. Uh, so why, why do this way versus a traditional IPO? The partner, TPG Pace, this is I think their seventh SPAC, uh, they're very, uh, very, very good partners for us because of their domain expertise in travel. For example, Karl Peterson is Co-Founder of uh, Hotwire, uh, sits on, uh, you know, many, many travel-related company boards. Uh, and they have deep marketplace, technology marketplace experience as well. So what I have already seen the value in is that relationship uh, and the experience that they bring uh, to, to, to the business, uh, more than just raising the capital. And in the end the capital is going to be raised pretty similarly to how we would have done it for a traditional IPO anyway.

Julian Klymochko: And from TPG's perspective, they noted the investment case for Vacasa, they highlighted a number of characteristics, including large and fragmented total addressable market, secular tailwinds, competitive moat, and attractive unit economics. From an investor's perspective, Matt, can you highlight some things above and beyond, uh, TPG’s broad investment case? Why should investors pay attention to Vacasa?

Matt Roberts: Well I think if you pull back the lens a little bit here, and just understand what we're category we're playing in. We’re, we’ve, uh, we’re operating in vacation rentals, uh, which is the hottest category in travel, period. It's growing at 2X the rate of traditional accommodations and, uh, and, it's, it's not slowing down. This isn't a COVID thing. I think people had this sense of oh, well that's just COVID and everybody wanted to do vacation rentals, now they'll go back. The reality is this started back, you know, like over a decade ago. It, it was only a 10% preference for vacation rentals back in 2010. It grew to 30% uh, by the, 2019. And it's accelerated certainly during the pandemic. Uh, roughly 19% of the people over the last 18 months, it’s their first time spending any time in a vacation rental. It’s the first time that they’ve, so it’s a whole new cohort of users got introduced to the value of vacation rentals, and of those, 52% say they now prefer vacation rentals. Uh, so I think as we're able to add, and so, so that, that's the big picture. The big picture is, the trends are our friend, right, there's more adoption by guess to this category, and importantly for us, more homeowners are deciding to rent their second homes. You know, that's actually gone up by more than 2X as well, it's up to 60% preference or indication of interest to renting their homes. It makes sense, think about, it's not weird anymore to share stuff, right, well for Uber, you know, you get into other people’s cars now, or you know, back in 2010 it wasn't as normal to do those type of things. So the sharing economy has really been a trend that has helped us get more, unlock more, supply in, in the market. So I think the main takeaway from an investor's perspective is, is the category large and growing? Yes. Uh, is this a differentiated offering within that category? Absolutely, we are the only scaled, supply centered uh, person, like, company. That's it. It's us. Uh, there's other, smaller companies, some regional companies, but with the technology focus and technology platform and at scale, it’s Vacasa. And so uh, if you believe in this category, and you believe that supply is going to be the most critical factor to support the growth in the business, then Vacasa offers a very unique opportunity uh, to, to participate in this, in these trends.

Julian Klymochko: So say some of our listeners have a vacation house that they're not using as much as they'd like to, how can they start making money through Vacasa’s platform?

Matt Roberts: Well uh, hopefully they will have heard from us numerous times by our marketing team.

Julian Klymochko: Right.

Matt Roberts: Uh, but uh, the, the easiest thing to do is, uh, you know, our site has a “join us” effective the, and what, we walk you through the whole process. I mean, the, the team, there's an onboarding team that'll, that'll take care of, I mean, the, the main value proposition that we have is we just take this on for you. Uh, so we take pictures of the properties, we make sure there's virtual 3D tours, we write all the copy for you, uh, we do all the pricing, the marketing, and then all the servicing necessary to, to do it. So you literally just need to decide how many nights you want to use for your personal use, and then collect the check.

Julian Klymochko: Alright. Prior to wrapping things up here Matt, just have one last question, a fun question, in two parts: what is your favorite rental property on the platform? And then number two, any recommendations uh, for us if we're looking to take a vacation?

Matt Roberts: Yeah, so, uh, I can't really answer the first one because it's like, when my older son asks me if I'm, if he's my favorite, and I say, uh…

Julian Klymochko: They’re all your favorite.

Matt Roberts: You’re tied! Uh, you’re all my favorite! But you know, we have amazing properties, over 30,000 properties on the platform right now. I think what's interesting, uh, what I'm kind of excited about is, is I think we mentioned a little bit, but we closed on the acquisition of TurnKey, uh, which was our second largest competitor. We closed on that in, uh, in April. And we're going to be continuing to integrate through the balance of this year. But we're having some new markets like Key West, which I think will be a fun new addition and a new selection uh, for, for people to visit.

Julian Klymochko: Alright perfect, well there you have it. Key West, I could use a booking there in the near term, but I digress. If investors are interested in checking out the stock, uh, the TPG SPAC currently under the symbol TPGS, and when the deal completes, I believe that's expected in the fourth quarter, it'll be trading under the symbol VCSA. So Matt, wish you all the best of luck, and exciting times ahead for sure.

Matt Roberts: Thank you guys, really appreciate the time.

Julian Klymochko: Alright, thanks, take care.

Matt Roberts: Bye.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.